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                                                                     Exibit 8(e)
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                                   AGREEMENT

THIS AGREEMENT ("Agreement") made as of December 1, 1998, is by and between ROYCE & ASSOCIATES, INC., a New York corporation ("Adviser") and THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK, a New York corporation ("USL").


                              W I T N E S S E T H:

WHEREAS, each of the investment companies listed on Schedule One hereto ("Schedule One," as the same may be amended from time to time), is registered as an open-end management investment company under the Investment Company Act of 1940, as amended (the "Act") (such investment companies are hereinafter called the "Fund," whether one or more); and

WHEREAS, each Fund is available as the investment vehicle for certain separate accounts of USL, established for variable life insurance policies and/or variable annuity contracts offered by USL (the "Separate Account," whether one or more); and

WHEREAS, USL has entered into a participation agreement dated December 1, 1998 among USL, American General Securities Incorporated, Advisor and the Fund, (the "Participation Agreement," as amended from time to time); and

WHEREAS, Adviser provides, among other things, investment advisory and/or administrative services to the Fund; and

WHEREAS, Adviser desires USL to provide the administrative services specified in the attached Exhibit A ("Administrative Services"), in connection with the ownership of interests of the Separate Account, which is the owner of shares of the Fund for the benefit of persons who maintain their ownership interests in the Separate Account, whose interests are included in the master account ("Master Account") referred to in paragraph 1, of Exhibit A ("Shareholders"), and USL is willing and able to provide such Administrative Services on the terms and conditions hereinafter set forth;

NOW, THEREFORE, in consideration of the premises and mutual covenants hereinafter contained, each party hereto severally agrees as follows:

1. USL agrees to perform the Administrative Services specified in Exhibit A hereto for the benefit of the Shareholders.

2. USL represents and agrees that it will maintain and preserve all records as required by law to be maintained and preserved in connection with providing the Administrative Services, and will otherwise comply with all laws, rules and regulations applicable to the Administrative Services.

3. USL agrees to provide copies of all the historical records relating to transactions between the
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   Fund and Shareholders, and all written communications and other related materials regarding the Fund(s) to or from such Shareholders, as reasonably requested by Adviser or its representatives (which representatives, include, without limitation, its auditors or legal counsel), to enable Adviser or its representatives to monitor and review the Administrative Services performed by USL, or comply with any request of the board of directors, or trustees or general partners (collectively, the "Directors") of any Fund, or of a governmental body, self-regulatory organization or Shareholder.

   In addition, USL agrees that it will permit Adviser, the Fund or their representatives, to have reasonable access to its personnel and records in order to facilitate the monitoring of the quality of the Administrative Services.

4. USL may, with the consent of Adviser, contract with or establish relationships with other parties for the provision of the Administrative Services or other activities of USL required by this Agreement, or the Participation Agreement, provided that USL shall be fully responsible for the acts and omissions of such other parties.

5. USL hereby agrees to notify Adviser promptly if for any reason it is unable to perform fully and promptly any of its obligations under this Agreement.

6. USL hereby represents and covenants that it does not, and will not, own or hold or control with power to vote any shares of the Fund which are registered in the name of USL or the name of its nominee and which are maintained in USL variable annuity or variable life insurance accounts. USL represents further that it is not registered as a broker-dealer under the Securities Exchange Act of 1934, as amended (the "1934 Act"), and it is not required to be so registered, including as a result of entering into this Agreement and performing the Administrative Services, and other obligations of USL set forth in this Agreement.

7. The provisions of the Agreement shall in no way limit the authority of Adviser or the Fund to take such action as any of such parties may deem appropriate or advisable in connection with all matters relating to the operations of any Fund and/or sale of its shares.

8. In consideration of the performance of the Administrative Services by USL, Adviser agrees to pay USL a monthly fee at an annual rate which shall equal .25% of the value of the average daily net assets of the Fund maintained in the Master Account for the Shareholders. The foregoing fee will be paid by Adviser to USL on a calendar quarterly basis, and in this regard, payment of such fee will be made by Adviser to USL within thirty (30) days following the end of each calendar quarter. The determination of applicable assets shall be made by averaging assets of applicable portfolios of the Fund maintained in the Master Account for the Shareholders, as of the last Business Day (as defined in the Participation Agreement) of each month falling within the applicable calendar quarter.

                                       2
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    Notwithstanding anything in this Agreement or the Participation Agreement appearing to the contrary, the payments by Adviser to USL relate solely to the performance by USL of the Administrative Services described herein only, and do not constitute payment in any manner for services provided by USL to USL policy or contract owners, or to any separate account organized by USL, or for any investment advisory services, or for costs associated with the distribution of any variable annuity or variable life insurance contracts.

9. USL shall indemnify and hold harmless the Fund, Adviser and each of their respective officers, Directors, employees and agents from and against any and all losses, claims, damages, expenses, or liabilities that any one or more of them may incur including without limitation reasonable attorneys' fees, expenses and costs arising out of or related to the performance or non -performance by USL of the Administrative Services under this Agreement.

10. This Agreement may be terminated without penalty at any time by USL or by Adviser as to one or more of the Fund collectively, upon one hundred and eighty days (180) written notice to the other party. Notwithstanding the foregoing, the provisions of paragraphs 2, 3, 9 and 11 of this Agreement, shall continue in full force and effect after termination of this Agreement.

    This Agreement shall not require USL to preserve any records (in any medium or format) relating to this Agreement beyond the time periods otherwise required by the laws to which USL or the Fund are subject provided that such records shall be offered to the Fund in the event USL decides to no longer preserve such records following such time periods.

11. After the date of any termination of this Agreement in accordance with paragraph 10 of this Agreement, no fee will be due with respect to any amounts first placed in the Master Account for the benefit of Shareholders after the date of such termination. However, notwithstanding any such termination, Adviser will remain obligated to pay USL the fee specified in paragraph 8 of this Agreement, with respect to the value of each Fund's average daily net assets maintained in the Master Account as of the date of such termination, for so long as such amounts are held in the Master Account and USL continues to provide the Administrative Services with respect to such amounts in conformity with this Agreement. This Agreement, or any provision hereof, shall survive termination to the extent necessary for each party to perform its obligations with respect to amounts for which a fee continues to be due subsequent to such termination.

12. USL understands and agrees that the obligations of Adviser under this Agreement are not binding upon any Fund, upon any of their Board members or upon any shareholder of any of the Fund.

13. It is understood and agreed that in performing the services under this Agreement USL, acting in its capacity described herein, shall at no time be acting as an agent for Adviser or the Fund. USL agrees, and agrees to cause its agents, not to make any representations concerning the Fund except those contained in the Fund's then-current prospectus; in current sales literature furnished by the Fund or Adviser to USL; in the then current prospectus for a variable annuity contract or variable life insurance policy issued by USL or then current sales literature with respect to such variable annuity contract or variable life insurance policy, approved by Adviser.

                                       3
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14. This Agreement, including the provisions set forth herein in paragraph 8, may only be amended pursuant to a written instrument signed by the party to be charged. This Agreement may not be assigned by a party hereto, by operation of law or otherwise, without the prior written consent of the other party.

15. This Agreement shall be governed by the laws of the State of Texas, without giving effect to the principles of conflicts of law of such jurisdiction.

16. This Agreement, including Exhibit A and Schedule One hereto, constitutes the entire agreement between the parties with respect to the matters dealt with herein and supersedes any previous agreements and documents with respect to such matters. The parties agree that Schedule One may be replaced from time to time with a new Schedule One to accurately reflect any changes in the Fund available as investment vehicles under the Participation Agreement.

IN WITNESS HEREOF, the parties hereto have executed and delivered this Agreement as of the date first above written.


THE UNITED STATES LIFE INSURANCE COMPANY
IN THE CITY OF NEW YORK


By:  /s/ LARRY M. ROBINSON
     --------------------------------
     Larry M.  Robinson
     Vice President


ROYCE & ASSOCIATES, INC.


By:  /s/ DAN O'BYRNE
     --------------------------------
     Daniel A. O'Byrne
     Vice President

                                       4
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                                 SCHEDULE ONE


FUND:                                 AVAILABLE PORTFOLIOS OF THE FUND:

Royce Capital Fund                    Royce Premier Portfolio
                                      Royce Total Return Portfolio

                                       5
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                                   EXHIBIT A

Pursuant to the Agreement by and among the parties hereto, USL shall perform the following Administrative Services:

1. Maintain separate records for each Shareholder, which records shall reflect shares purchased and redeemed for the benefit of the Shareholder and share balances held for the benefit of the Shareholder. USL shall maintain the Master Account with the transfer agent of each Fund on behalf of Shareholders and such Master Account shall be in the name of USL or its nominee as the record owner of the shares held for such Shareholders.

2. For each Fund, disburse or credit to Shareholders all proceeds of redemptions of shares of the Fund and all dividends and other distributions not reinvested in shares of the Fund or paid to the Separate Account holding the Shareholders' interests.

3. Prepare and transmit to Shareholders periodic account statements showing the total number of shares held for the benefit of the Shareholder as of the statement closing date (converted to interests in the Separate Account), purchases and redemptions of Fund shares for the benefit of the Shareholder during the period covered by the statement, and the dividends and other distributions paid for the benefit of the Shareholder during the statement period (whether paid in cash or reinvested in Fund shares).

4. Transmit to Shareholders proxy materials and reports and other information received by USL from any Fund and required to be sent to Shareholders under the federal securities laws and, upon request of any of the Fund's transfer agent, transmit to Shareholders material Fund communications deemed by the Fund, through its Board of Directors or other similar governing body, to be necessary and proper for receipt by all Fund beneficial shareholders.

5. Transmit to each Fund's transfer agent purchase and redemption orders on behalf of Shareholders.

6. Provide to the Fund, or to the transfer agent for any Fund, or any of the agents designated by any of them, such periodic reports as shall reasonably be concluded to be necessary to enable each Fund to comply with any applicable State Blue Sky requirements.

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